Chad E. Fickett

Assistant General Counsel

720 East Wisconsin Avenue

Milwaukee, WI 53202-4797

(414) 665-1209 office

(414) 625-1209 fax

chadfickett@northwesternmutual.com

April 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Northwestern Mutual Variable Life Account (Variable Life) Reg. Nos. 002-89972 and 811-03989
Request for Withdrawal of Post-Effective Amendment Filing
SEC Accession No. 0001193125-13-173955

Ladies and Gentlemen:

Pursuant to the Rule 477(a) under the Securities Act of 1933, as amended, Northwestern Mutual Variable Life Account (the “Registrant”) hereby respectfully requests the withdrawal of post-effective amendment number 41 and amendment number 49 to the Registration Statement filed on Form N-6, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, respectively.

The Registrant is requesting the withdrawal of the above referenced filing in order to correct two date references that were juxtaposed as filed in exhibit (n) to the registration statement. No securities were sold in connection with this offering as the post-effective amendment is not yet effective. Registrant intends to file a new post-effective amendment number 42 and amendment number 53 in order to correct this error.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of the post-effective amendment listed above has been signed by the registrant on this 29th day of April, 2013.

If you have any questions regarding this filing, please contact Chad Fickett at (414) 665-1209.

Sincerely,

/s/ RAYMOND J. MANISTA

Raymond J. Manista

Senior Vice President, General Counsel & Secretary